Attention Business Editors:

Scotiabank to conduct normal course issuer bid to purchase Common Shares

TORONTO, Jan. 15 /CNW/ — Scotiabank announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to conduct a normal course issuer bid to enable it to purchase up to 25 million Bank of Nova Scotia (BNS) Common Shares, pursuant to TSX rules. This represents approximately five per cent of the 504,919,163 Common Shares outstanding as of December 31, 2002.

The Bank indicated on its fourth quarter/year-end conference call on December 3, 2002 that it would accelerate its share buyback program given the Bank’s high capital ratios and strong internal capital generation.

Purchases under the bid may commence on January 21, 2003 and will terminate on January 5, 2004, or on such earlier date as Scotiabank may complete its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX. Purchases will be made on the open market by Scotiabank through the facilities of the TSX in accordance with the rules and policies of the Exchange. The price that Scotiabank will pay for any such shares will be the market price of such shares on the TSX at the time of acquisition. Common Shares purchased under the bid will be cancelled.

Scotiabank has purchased 3,308,600 of its Common Shares within the past 12 months at an average price of $49.90 per share pursuant to its normal course issuer bid commenced on January 21, 2002.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 49,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$296 billion in assets (as at October 31, 2002), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; Diane Flanagan, Public Affairs, (416) 866-6806.